Exhibit 6.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

PRIVATE SALE AGREEMENT

November 6, 2025

Consignment Number: [***]

Account Number: [***]

PART A

Level & Co. Gallery, LLC

30 E 74th Street

New York, NY 10021

U.S.A.

This private sale agreement, which includes Parts A, B (Schedules I and II) and C, sets out the terms on which you consign the Property listed on the Property Schedule in Part B to us for private sale. References in this agreement to Clauses are to the numbered provisions set out in Part A, and references to numbered Conditions are to the Conditions of Business for Sellers set out in Part C. Condition 1 contains the definitions of capitalized terms not defined in this Part A.

1.	PRIVATE SALE: We shall offer the Property set out in the Property Schedule for private sale, on the terms of this agreement.

(a)	The price paid by the Buyer (the “Purchase Price”) will be an amount that, after deduction of our Commission (defined below), Sale Costs payable by you (if any) and any sales or use tax payable by the Buyer, will not be less than the price set out on the Property Schedule (the “Net Price”).

(b)	The term of this agreement will be the period from our receipt of the Property until February 4, 2026 (the “Term”).

(c)	We may agree with the Buyer that the Buyer’s payment of the Purchase Price is subject to the Buyer’s written confirmation to us that the Buyer has completed their inspection of the Property to their satisfaction by a deadline to be agreed between us and the Buyer. If the Buyer fails to make such confirmation by the agreed deadline, the purchase agreement with the Buyer will become null and void, and we will have the right to offer and to sell the Property to other potential buyers on the terms of this agreement until the end of the Term.

(d)	If you withdraw any Property from sale after you sign this agreement and before the end of the Term, you agree to pay us a fee equal to any Sale Costs we incurred prior to the withdrawal of the Property (the “Withdrawal Fee”). You agree that the Withdrawal Fee is a reasonable estimate of the harm to us that would result from withdrawal of the Property. In any case where you owe us the Withdrawal Fee, you shall promptly pay us upon our request to you, and, following our receipt of the Withdrawal Fee (unless otherwise agreed with you), we will withdraw the Property from sale and, if applicable, return it to you, subject to Condition 10.

(e)	We will inform you of any bona fide offer to purchase the Property and will not agree to any sale verbally or in writing without your written consent in each instance (including by email). Subject to the foregoing, you may not withdraw the Property from sale once we have entered into a purchase agreement with the Buyer.

2.	THE PROPERTY: You shall deliver the Property to us or make it available for us to collect, unless it is already in our custody or control. If the Property remains unsold at the expiration of the Term, we will notify you, and, unless we and you agree on another course of action, we will return it to you at our cost and expense within thirty (30) calendar days. In our discretion, any item of Property may be on public, physical display at any of our gallery or showroom locations during the Term (but not on our website or on company social media).

3.	OUR COMMISSION: You authorize us to retain for our account as our commission (our “Commission”) the portion of the Purchase Price (exclusive of sales or use tax paid by the Buyer) in excess of the Net Price, provided that our Commission will not exceed [***] ([***]) of the Purchase Price. We may remunerate any of our employees out of the Commission we earn on the sale of Property. If the Property is sold, we agree to provide you with a redacted invoice for the Buyer that indicates the final Purchase Price.

4.	SALE COSTS: We will settle the Sale Costs set out in the Sale Costs Schedule in Part B of this agreement from our remuneration.

5.	LOSS OR DAMAGE: We will assume liability, at no cost to you, for loss or damage to the Property on the terms set out in Condition 5. We shall provide you with a certificate of insurance evidencing this coverage and naming you as loss payee prior to taking custody or control of the Property.

6.	SETTLEMENT: We will pay you the Net Sale Proceeds on the Settlement Date (as defined below), subject to Condition 8. The “Net Sale Proceeds” are the amount remaining from the Purchase Price we receive in full and cleared funds less any applicable sales and/or use taxes paid by the Buyer, and less our Commission and Sale Costs payable by you. The “Settlement Date” will be the date that is five business days after our receipt of the Purchase Price in full and in cleared funds. If the Settlement Date falls on a Saturday, Sunday, public holiday or date on which our offices are closed, settlement will be on the next business day.

In addition to the foregoing and the information set out in Part B, you agree to the Conditions of Business for Sellers in Part C, as amended by Parts A and B if applicable (and in the event of a conflict, Parts A and B will prevail).

[Signature page(s) to follow]

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By signing below, you confirm you have read and accept, and agree to the sale of the Property in accordance with, the terms of this agreement.

[***]

Signed	Date

Name	Title

ACCEPTED AND AGREED:

Level & Co. Gallery, LLC

Signed	Date

Name	Title

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PART B

SCHEDULE I – PROPERTY SCHEDULE

Item DGJQK – Cecily Brown: LOL Tinkle Battleground, 2010-2014,

oil on linen, 12 6/8 by 17 1/8 in. 32.4 by 43.5 cm.

Net Price	[***]

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PART B

SCHEDULE II – SALE COSTS SCHEDULE

We will settle the following Sale Costs, if applicable, from our remuneration:

(a)	costs for packing, shipping, and any applicable customs duties, taxes or tariffs for shipping the Property to our sale location or warehouse

(b)	costs for packing, shipping, and any applicable customs duties, taxes or tariffs for return shipping of the Property to you, if applicable

(c)	costs for our travel to inspect and/or prepare the Property for transport

(d)	costs of any agreed-upon marketing and advertising

(e)	costs of reproduction rights

(f)	authentication costs, including any related packing, shipping and customs duties

(g)	costs of framing, cleaning and restoration, approved by you, and any related packing, shipping and customs duties

(h)	costs of other services approved by you, including those performed by others and any related packing, shipping and customs duties

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PART C

CONDITIONS OF BUSINESS FOR SELLERS

1.	Defined Terms

In this agreement, “we”, “us” and “our” refers to [***] and “you” and “your” refer to the individual, corporation or other entity whose name appears at the top of Part A. If there is more than one consignor, “you” and “your” refer to all consignors; if the consignor is an agent acting on behalf of a principal, “you” and “your” refer to both principal and agent.

If there is more than one consignor consigning the Property under this agreement, each consignor, including any co-owner, jointly and severally assumes the consignor’s obligations and liabilities under this agreement. If you are an agent acting on behalf of a principal, you and your principal are bound by the terms of this agreement and jointly and severally assume all obligations, liabilities, representations, warranties and indemnities set out in this agreement.

The following capitalized words will have the specific meaning shown here:

Authenticity Guarantee: the guarantee we provide as principal to the Buyer in relation to purchased Property, as set out in the New York Private Sale Conditions of Business for Buyers published on our website at [***].

Buyer: the buyer of record of an item of Property.

Property: an item of property consigned by you under this agreement and listed in the Property Schedule in Part B. Where more than one item of property is consigned, references to “Property” in this agreement will mean with respect to each item of Property.

Sale Costs: the costs related to this consignment set out in the Sale Costs Schedule in Part B.

[***]: [***], the company incorporated in New York, with its headquarters at [***].

[***]: [***] and any entities in which it holds, from time to time, directly or indirectly, more than 50% of the issued share capital; and each, a “[***].”

2.	Consignment and Sale of the Property

(a) You retain us as your exclusive agent to offer the Property for sale on the terms set out in this agreement. While we are your exclusive agent, you may not offer or attempt to offer the Property for sale other than pursuant to the terms of this agreement.

(b) We may offer the Property to any type of buyer, including, without limitation, individuals, institutions, galleries and art dealers, without regard to a potential buyer’s future use or disposition of the Property.

(c) We may (though we have no duty to), before and after the sale(s), consult an expert or experts and conduct due diligence and research in relation to the Property or its provenance.

(d) We may pay an introductory commission to a third party for introducing the Buyer of the Property to us from our own remuneration from the sale of the Property.

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(e) Subject to the Authenticity Guarantee, we will offer the Property for sale “AS IS,” and neither you nor we will make any guarantee, representations or express or implied warranties with respect to merchantability, fitness for a particular purpose, the physical condition, size, quality, rarity, importance, provenance, restoration, exportability, exhibitions, literature or historical relevance of the Property and no statement anywhere, whether oral or written, shall be deemed such a guarantee, representation or warranty.

3.	Representations and Warranties

(A) You represent and warrant to us and to each Buyer that at all relevant times (including at the time of consignment and at the time of sale of the Property):

(a) you have sole, complete and lawful right, title and interest in the Property; or, if you are acting as an agent, your principal has sole, complete and lawful right, title and interest in the Property, and you are properly authorized by your principal to sell the Property on these terms;

(b) there are no claims or potential claims, legal proceedings, liens, security interests, encumbrances or other restrictions on or regarding the Property, and you have no knowledge of any facts or circumstances that might give rise to any claims in connection with the Property;

(c) good and marketable title to and right to possession of the Property will pass to the Buyer free from any third-party rights, liens, security interests, claims or potential claims, restrictions or encumbrances;

(d) you have disclosed to us all information (including documents) known to you or in your possession that could reasonably affect the sale or value of the Property, including but not limited to information concerning the Property’s condition (including any damage or restoration), provenance, ownership, authenticity, attribution, authorship, origin, date, age, period, culture, source, and export or import history, and the existence of any endangered or protected species in the Property, as applicable, and you shall continue to disclose any such information that becomes known to you up to and including the date on which the Property is sold;

(e) if the Property has been imported into the country in which it is located, it was lawfully imported, required declarations were made, any duties and taxes were paid, and it was lawfully exported from the country or jurisdiction in which it had been located;

(f) you have notified us in writing of any taxes and/or duties that are payable by us on your behalf in any country other than the country of the applicable sale location;

(g) any images and descriptions of the Property you provide to us do not infringe any third-party rights, and you are not aware of any restrictions on our right to reproduce or use photographs, images or videos of the Property produced by us to the extent permitted by applicable law;

(h) any electrical or mechanical goods or components are in a safe operating condition if reasonably used for the purpose for which they were designed, and are free from any defect not obvious on external inspection which could prove dangerous to human life or health;

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(i) you have not violated and will not violate any applicable law, regulation or code in connection with this consignment or the sale of the Property;

(j) your consignment of the Property for sale does not facilitate tax crimes;

(k) you have no knowledge or reason to suspect that (i) the Property is connected with the proceeds of criminal activity, or (ii) you, or any co-owner(s) or principal(s) (or, if you are an entity, any person(s) or entity(ies) with a beneficial or ownership interest in you), are under investigation, charged with, or convicted of any substantive or predicate money laundering or economic sanctions crime, terrorist activity, tax evasion or act in violation of any applicable anti-bribery or anti-corruption law;

(l) you (and your principal, if applicable) are not, nor are you or your principal (if applicable) owned, controlled, or acting on behalf of, an entity or individual that is: (i) the subject of economic sanctions, embargoes or other trade restrictions in any jurisdiction, including those administered and enforced by the United States, European Union, United Kingdom, United Nations Security Council, or other applicable sanctions authority (collectively, “Sanctions”), or (ii) located, organized, or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Syria, Russian Federation and Belarus) (collectively, “Sanctioned Jurisdictions”); and you will not transfer the Net Sale Proceeds to, or use them for the benefit of, anyone that is the subject of Sanctions or located, organized, or resident in a Sanctioned Jurisdiction;

(m) if you are acting as agent on behalf of a principal, you have disclosed to us the identity of your principal and have taken steps reasonably designed to ensure compliance with Sanctions, anti-money laundering, anti-terrorism, and anti-bribery or anti-corruption laws, including but not limited to, conducting appropriate due diligence on your principal, and all commissions payable to you for this consignment have been authorized by your principal; and

(n) you have full legal authority without any further action or other party’s consent to enter into and perform this agreement and to give these representations and warranties; if you are an entity, the individual signing on your behalf is authorized to do so and the entity is duly incorporated or formed, validly existing and in good standing in the jurisdiction where it is incorporated or formed.

(B) We represent and warrant to you that:

(a) we will carry out necessary “know your client” identification and verification checks on any Buyer (including any party that would be considered the ultimate beneficial owner of any Buyer of the Property); and

(b) we agree that our agreement with the Buyer will provide that: (i) the Property is sold “AS IS,” without any guarantee, representations or warranties by us or you, except for the express representations and warranties given by you and the Authenticity Guarantee, (ii) that we and you disclaim all implied warranties, including but not limited to merchantability and fitness for a particular purpose, except in so far as such obligations cannot be excluded by law, and that (iii) neither we nor you give the Buyer any guarantee, representation or warranty as to condition, completeness, size, quality, rarity, value, importance, medium, frame, provenance, restoration, exportability, exhibition history, or literary or historical relevance of the Property, and no statement anywhere, whether oral or written, will be deemed such a warranty, representation.

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4.	Indemnity

(a) You shall indemnify and hold us, each [***], our and their respective officers and employees, and the Buyer harmless against any and all claims, causes of action, liabilities, damages, losses, and expenses (including but not limited to reasonable attorneys’ fees), arising out of or in connection with an inaccuracy, incompleteness or breach of any of your representations or warranties under this agreement.

(b) We shall indemnify and hold you harmless against any and all claims, causes of action, liabilities, damages, losses and expenses (including but not limited to reasonable attorneys’ fees), arising out of or in connection with an inaccuracy, incompleteness or breach of any of our representations or warranties under this agreement.

5.	Loss or Damage Liability

(a) If any Property will be in our custody or control, this Condition 5 will apply with regard to such Property. Subject to Condition 5(b) and unless otherwise agreed with us in writing (including in Part A), we assume liability for loss or damage to the Property, commencing from when we or our designated agent receive the Property and ceasing (i) for sold Property, when risk passes to the Buyer following its sale; or (ii) for unsold Property, on the earlier of 60 days after the expiration of the Term or when the Property is released to you.

(b) We will not be liable for any loss or damage

(i) occurring during any process undertaken by independent contractors engaged with your consent, including but not limited to for restoration, conservation, (un)framing, (un)mounting or cleaning;

(ii) caused to frames or to glass covering prints, paintings or other flat works; or (iii) caused by changes in humidity or temperature (as long as we take reasonable care in handling the Property), normal wear and tear, gradual deterioration or inherent vice or defect (including woodworm), war, any act or acts of terrorism (as defined by our insurers), nuclear fission, radioactive contamination, or chemical, bio-chemical or electromagnetic weapons.

(c) If any loss or damage occurs to the Property during the period identified in Condition 5(a), we will determine the extent of depreciation to the Property, if any, caused by the loss or damage, and our liability to compensate you in respect of that loss will be limited to the Property Value, less our Commission and Sale Costs payable by you, if any. As used in this agreement, the “Property Value” will mean the amount equal to: (i) for sold Property, the Net Sale Proceeds, or (ii) for unsold Property, the Net Price.

(d) If, in our reasonable opinion, the loss or damage to the Property results in a depreciation of the Property of less than 50%, we will pay you the amount of depreciation (after restoration) and offer the Property for sale or, at your request, return it to you, subject to Condition 10. If, in our reasonable opinion, the loss or damage to the Property results in a depreciation of the Property of 50% or more, we will pay you the Property Value, less our Commission and Sale Costs payable by you, if any, and all title, interest and rights to the Property will pass to us.

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(e) If you disagree with our opinion as to the depreciation of the Property, we will solicit an appraisal from an independent expert recognized in the relevant field whose selection you approve, such approval not to be unreasonably withheld. You and we agree that such appraisal will be the final determination.

(f) Upon your receipt of payment from us in accordance with this Condition 5, you, on your own behalf and on behalf of your insurer(s), irrevocably release us from all liability for loss or damage to such Property and irrevocably waive all rights and claims that you might have against us in connection with the same.

6.	Unsold Property

(a) If the Property remains unsold after the Term, we will notify you. In such case, we may agree with you that the Term shall be extended or that you may collect the Property.

(b) For unsold Property in our custody or control, if within 30 calendar days (or 60 calendar days if you are a [***] Preferred member) of the end of the Term we do not agree to extend the Term, you agree to promptly settle any Sale Costs payable by you as set out in Parts A and B upon your receipt of our invoice for the same, and if you neither collect the Property nor instruct us to arrange return shipment, we may (i) return it to you at your risk, (ii) sell it through [***] or elsewhere, with estimates and reserves at our discretion (including without reserve), (iii) store it at your risk and expense, for which we will charge you our standard late collection fees applicable at the relevant time and place and published on our website, or (iv) store it at a third-party warehouse, at your risk and expense.

(c) If we decide to offer the Property for sale pursuant to Condition 6(b)(ii), we will be entitled to sell such Property after written notice to you (with email to suffice). If the Property sells, we will be entitled to deduct from the sale proceeds any commissions applied on the sale by the relevant auctioneer, and if the sale is by [***], we will charge and deduct our standard buyer’s premium, and seller’s commission or an equivalent private sale commission, as applicable, which we will retain for our own account, and any costs we incur in selling the Property. Any such sale conducted by a [***] will be conducted under the Conditions of Business for Buyers applicable to the relevant sale.

7.	Payment from the Buyer

(a) For Property sold, title to the Property will transfer to the Buyer upon our receipt of the Purchase Price in full and in cleared funds from the Buyer.

(b) We have no obligation to enforce payment by the Buyer. We will use commercially reasonable endeavors to collect payment from the Buyer, but we will not be required to commence legal proceedings. If we charge the Buyer interest for late payment, you authorize us to retain such interest for our own account. We will take reasonable steps to inform you of any action being taken against the Buyer and consider your views.

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(c) If we pay you any portion of the Purchase Price for which we have not collected payment from the Buyer, simultaneously with such payment, you hereby assign to us all rights you might have against such Buyer to the extent of such payment.

(d) If the Buyer fails to pay the Purchase Price in full and in cleared funds when due, we may, in our sole discretion, cancel the sale and return the Property to you, if applicable, in addition to any and all other rights or remedies available to us by law or in equity. Alternatively, if we agree to remit to you an amount equal to the Net Sale Proceeds, ownership of the Property will pass to us, you shall have no right, title or interest in the Property, we will have full discretion as to the disposition of the Property, all your representations, warranties and indemnity shall apply to us as the transferee of the Property, and we shall be entitled to enforce the rights of rescission set out in these Conditions of Business.

(e) If we elect not to take any action against the defaulting Buyer, we will disclose the identity of the Buyer to you so that you may evaluate a potential claim against the Buyer. If you take any action against the Buyer to enforce payment of the amount due to you, you will take reasonable steps to keep us informed. If you recover any funds from the Buyer, you agree to remit to us from such funds our share of the sale proceeds remaining, if any, after you first recover your costs (including reasonable attorneys’ fees) incurred in collecting from the Buyer and the Net Sale Proceeds that were due to you.

8.	Payment to You

(a) Payment will be made only to you in accordance with the payment instructions you will provide in a form satisfactory to us, provided that (i) you have satisfied our Know Your Client requirements, (ii) we are not aware of any circumstances that might give rise to rescission pursuant to Condition 9, and (iii) if applicable, you have provided the required information under Condition 12. If you request payment in a currency other than the currency of the sale, we will convert the Net Sale Proceeds into the currency of your choice (but not including cryptocurrencies) based on the exchange rate quoted by a financial entity designated by us on the date on which we pay you.

(b) You irrevocably release us from and waive all claims that you might have against us for any loss or damage you sustain due to our reliance upon your payment instructions, except where the loss or damage was caused by our gross negligence or willful misconduct.

(c) If we have custody of the Property and release it to the Buyer before our receipt of the Purchase Price in full, we will inform you in writing prior to the release and pay you the amount equal to your portion of the Purchase Price, regardless of whether we have collected payment in full from the Buyer, within five business days of our release of the Property. Where we pay you your portion of the Purchase Price before we are paid in full by the Buyer, ownership of the Property will pass to us, you shall have no right, title or interest in the Property, we will have full discretion as to the disposition of the Property, all your representations, warranties and indemnity shall apply to us as the transferee of the Property, and we shall be entitled to enforce the rights of rescission set out in these Conditions of Business.

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9.	Rescission

We may, in our sole discretion, rescind the sale of the Property if we reasonably determine there are serious grounds for concern that (a) the Property is a “counterfeit” (as defined in the relevant Authenticity Guarantee provided to the Buyer), or in the case of a book or manuscript, the text or illustration is materially defective, (b) any of your representations or warranties are inaccurate, incomplete or breached, or (c) the sale has subjected or might subject us or you to legal liability. In any such case, we will provide you, as reasonably in advance of our determination as circumstances permit, with the basis for our proposed determination in writing (unless we are restricted from doing so on legal or regulatory grounds) and will give due consideration to any matters you wish to raise. Within ten days of your receipt of our written notice to you of a rescission having occurred, you shall return to us the Net Sale Proceeds we paid to you for such Property plus all costs, including reasonable attorney’s fees, we incur in connection with rescinding the sale and enforcing this provision. Upon our receipt of such payment, we will return such Property to you in the same condition in which it was sold (normal wear and tear excluded), subject to Condition 10, unless we are not able to return the Property due to reasons beyond our control.

10.	Retention and Use of Property and Proceeds

We may keep any property or sale proceeds belonging to you that are under the custody or control of any [***] (i) until you have paid all amounts you owe any [***] ; (ii) pending resolution of any claim of breach or default we have against you; and (iii) for a reasonable period in the event of an unresolved issue whereby the release of the property or proceeds might subject us to liability. In addition, we may apply the Net Sale Proceeds against any amounts you owe any [***] and pay any remainder to you. If you owe any amount pursuant to this agreement that remains unpaid for more than 15 days after we notify you, we may charge you and retain for our account interest on such amount at an annual rate of 10%, but in no event greater than the maximum rate permitted by law.

11.	Photographs and Illustrations

(a) Subject to any rights of third parties and any exclusions provided by applicable law, we may use and retain any images, descriptions and other content regarding the Property provided by you.

(b) We own the exclusive copyright to all images and written material we produce relating to the Property. You cannot use them without our prior written permission. We may use them as we deem appropriate, to the extent permitted by law, before or after the sale of Property, and we will be solely liable for any losses or damages arising out of our use of such images and material.

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12.	Taxes

(a) You acknowledge you are solely responsible for paying, and you will pay, all taxes and/or duties due on all amounts due to you under this agreement. If we withhold tax pursuant to this Condition, such amount will be deducted from the Net Sale Proceeds.

(b) You authorize us to collect any taxes, duties, VAT or any other applicable tax on your behalf, where required by law.

(c) If any [***] is required to pay any taxes, duties, VAT or any other applicable tax on your behalf to a tax authority in any country (including outside the sale location), you authorize us to withhold such amounts from the Net Sale Proceeds and, at your request, we will inform you of such withholding and the legal basis for such requirement. If we have already remitted the Net Sale Proceeds, you shall reimburse us for any such amounts we pay, to the extent permissible by law.

(d) Where we are required by law to report to tax authorities in any jurisdiction any amount related to this sale, you authorize us to make such reporting.

(e) You must provide to us the appropriate information (e.g., information requested on a Form W-9 or equivalent if you are a “U.S. Person,” as defined below, or, where applicable, a Form W-8BEN/BEN-E or equivalent if you are a “non-U.S. Person,” as defined below) required to legally obtain a reduction to or elimination of tax we may otherwise be required to withhold. A “U.S. Person” is a United States citizen or resident, or an entity, including an estate or trust, formed under the laws of the United States. A “non-U.S. Person” is anyone who is not a U.S. Person. If, prior to us remitting a payment to you or on your behalf pursuant to this agreement, any such form or information that you previously provided expires or becomes obsolete or inaccurate in any respect, you will promptly notify us and provide us with updated and valid information.

(f) Failure to comply with Condition 12(e) will result in us having to delay payment due to you pursuant to this agreement until such information is provided. If this information is not provided within 30 business days of the Settlement Date or if we are otherwise required to do so by law, we will withhold

U.S. tax from the amounts due to you for immediate remittance to the U.S. Internal Revenue Service (the “IRS”).

(g) If you (i) are a U.S. Person or fail to provide the required information as set out in paragraph (e) above, and (ii) have sold property for which the sale proceeds in a calendar year reach the relevant thresholds required by the IRS and some U.S. states, we must report such amount to the IRS (and possibly to U.S. state(s)). If we have made such reporting, we will give you a copy of what we filed.

(h) You acknowledge that no one within [***] Group has provided tax advice to you or for your benefit in connection with this agreement.

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13.	Limitation of Liability

(a) You acknowledge that attribution of the Property is a matter of opinion only and not a statement of fact, and is dependent upon, among other things: information you provide to us, the condition of the

Property, the degree of research, examination or testing that is possible or practical in the circumstances, and the status of generally accepted expert opinion, research and scientific or technical analysis at the time of cataloguing. You acknowledge we have no duty to include in any description of the Property a reference to any specific third-party attribution nor to the possibility of other views or potential attribution, whether positive or negative.

(b) We make no guarantees, representations or warranties to you with respect to the Property, its authenticity, attribution, authorship, origin, date, age, period, culture, source, legal title, condition, value, anticipated selling price or otherwise.

(c) Without prejudice to Conditions 13(a)-(b), our liability to you under this agreement will not exceed the Property Value for the relevant Property, except in the case of our willful misconduct, gross negligence or fraud, or death or personal injury caused by our negligent acts or omissions.

(d) Neither you nor we will be liable for any special, consequential, indirect, or incidental damages.

14.	Force Majeure

We will not be liable for or be deemed to have defaulted under or breached this agreement for failure, except with respect to payment obligations, or delay in fulfilling or performing any of our obligations to the extent, and for so long as, such failure or delay is caused by events beyond our reasonable control, including without limitation, fire, flood, natural disaster or other event caused by forces of nature, riot, strike or other civil or labor unrest, inability to secure sufficient labor, power or necessary equipment, act of war, armed conflict, terrorist attack, governmental action or regulation, outbreak of disease, public health emergency, epidemic, nuclear or chemical contamination, or any other cause that we could not have prevented with reasonable care.

15.	Confidentiality and Data Protection

(a) Neither you nor we may disclose the terms of this agreement to any third party without the prior written consent of the other party, except (i) to attorneys, insurers, contractors, agents, advisors or financial participants on a need-to-know basis and provided they are subject to confidentiality obligations that are no less restrictive than this provision, (ii) to other [***] Group Companies, or (iii) to comply with valid legal process or regulatory authority compelling the disclosure, provided, where permitted to do so by law, the disclosing party first gives the other party prompt written notice of such service of process and allows the other party an opportunity to seek a protective order.

(b) We will hold and process your personal information and may share it with another [***] for use as described in, and in line with, our Privacy Policy published on our website at [***] or available on request by email to [***].

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16.	Miscellaneous

(a) You will provide to us, upon our request, verification of identity and any additional information required to comply with our Know Your Client requirements (including but not limited to if you are acting as agent on behalf of a principal, you will disclose to us the identity of your principal) or applicable law or to evidence your authority to sign this agreement. If you fail to satisfy our Know Your Client requirements, we may (i) withhold any amounts due to you under this agreement until you satisfy such requirements, or (ii) terminate this agreement upon written notice to you. In addition, if you are an agent acting on behalf of a principal, you will retain and make available upon request the documentation evidencing your due diligence on your principal for at least five years or for such other period as required under applicable law.

(b) We may terminate this agreement if the Property is not satisfactory in all respects, as we may deem appropriate in our discretion. In any such case we will return the property to you.

(c) This agreement, including Parts A, B and C, constitutes the entire agreement between us and you with respect to this consignment and supersedes all prior or contemporaneous written, oral or implied understandings, representations or agreements relating to the subject matter of this agreement. You confirm that you have not relied upon, and waive all your rights and remedies available in relation to, any express or implied representation, warranty and/or promise outside of this agreement. If any part of this agreement is deemed invalid or unenforceable, such invalidity or unenforceability will not affect the remaining provisions of this agreement, which will remain in full force and effect. No provision of this agreement may be amended unless you and we agree in writing (including by email) to do so.

(d) This agreement will remain in force in the event of your death and is binding upon, and inures to the benefit of, you, your estate, heirs, executors, devisees, representatives, administrators, successors and permitted assigns.

(e) You may not assign your rights or delegate your obligations under this agreement without our prior written consent.

(f) You may not grant a security over the Property or do anything that might result in a lien, claim or encumbrance on the Property from the date on which you execute this agreement unless and until the Property is released to you in accordance with the terms of this agreement.

(g) If we receive a subpoena or an order from a court, body or authority of competent jurisdiction relating to the Property, the agreement, or to you or your principal, you agree to pay us the costs we incur, including reasonable attorney’s fees, in responding to the subpoena or complying with the relevant order.

(h) You have had the opportunity to consult an attorney of your choosing before signing this agreement, and you acknowledge we have not provided legal advice to you or for your benefit in connection with this agreement.

(i) To the extent otherwise applicable, the Vienna Convention on the International Sale of Goods is excluded.

(j) The provisions in this agreement that by their nature are intended to survive termination or the completion of the transactions contemplated (including, by way of illustration only, those relating to returning the Property, liability and indemnity, confidentiality, choice of law and dispute resolution) will so survive.

(k) This agreement may be executed in counterparts, each of which will be deemed an original and together constitute one instrument. Signatures sent by facsimile or email transmission or other electronic signatures are valid and binding and will be deemed an original.

17.	Law and Jurisdiction

This agreement will be governed by and construed in accordance with the laws of the State of New York without regard to conflict of law rules or principles. In the event of a dispute arising from or relating to this agreement, you and we agree to submit to the exclusive jurisdiction of the state courts of and the federal courts sitting in the State and County of New York.

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